November 10, 2016
VIA EDGAR
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Celeste Murphy
Larry Spirgel

Re:	Central European Media Enterprises Ltd.
Registration Statement on Form S-3
File No. 333-214381
REQUEST FOR ACCELERATION OF EFFECTIVENESS
Ladies and Gentlemen:
Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Central European Media Enterprises Ltd. (the “Company”) hereby requests the acceleration of the effective date of the above-referenced Registration Statement on Form S-3 (File No. 333-214381), so that it may become effective at 9 a.m. on November 16, 2016 , or as soon as reasonably practicable thereafter.
The Company hereby acknowledges that:
(i) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;
(ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and
(iii) the Company may not assert comments of the Commission or the staff and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We request that we be notified of such effectiveness by a telephone call to Mr. Eric Blanchard of Covington & Burling LLP at (212) 841-1111.
Best Regards,

CENTRAL EUROPEAN MEDIA ENTERPRISES LTD.

/s/ David Sturgeon
David Sturgeon
Executive Vice President and Chief Financial Officer
cc: Eric Blanchard, Covington & Burling